SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ECHOSTAR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

278768106

(CUSIP Number of Class of Securities)

Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by EchoStar Corporation (”EchoStar” or, the “Company,” “our,” “us” and “we”) on March 4, 2024 (the “Schedule TO”), relating to an offer by the Company to exchange eligible stock options to purchase shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Shares”), for a number of newly issued stock options to purchase Class A Shares, on the terms and conditions set forth in the Offer to Exchange, dated March 4, 2024 (the “Offer to Exchange”), filed as Exhibit (a)(1)(i) to the Schedule TO.

This Amendment No. 1 is made to amend and supplement the Schedule TO and the Offer to Exchange. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO and the Offer to Exchange remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Summary Term Sheet – Questions and Answers

Question 24 on page 13 of the Offer to Exchange is amended and restated as follows:

Q24.	I have a Rule 10b5-1 trading plan. How does my decision to participate in this Exchange Offer impact my 10b5-1 trading plan?

If you elect to exchange an Eligible Option covered by a Rule 10b5-1 trading plan, your Rule 10b5-1 trading plan may be cancelled effective as of the Expiration Time regardless of whether or not you withdraw such election in accordance with the provisions hereof. You may enter into a new Rule 10b5-1 trading plan in accordance with Company policy, which requires, among other things, that Rule 10b5-1 trading plans follow the Company’s form of trading plan, are in compliance with Rule 10b5-1 of the Exchange Act, including the applicable cooling off period, are approved by the Company’s legal department and entered into during an open trading window. The open trading windows for 2024 are scheduled in accordance with, and subject to, the Company’s Insider Trading Policy. Please remember that the open trading window dates are approximate and there is no guarantee that an open trading window will exist during these dates. The open trading window dates do not affect the timing of any election to exchange your Eligible Options in accordance with and subject to the terms of this Exchange Offer. You may elect to exchange your Eligible Options at any time before the Expiration Time, subject to the terms and conditions herein, regardless of whether or not there is an open trading window at the time of such election. For further details about the open trading windows and the rules and guidelines concerning Rule 10b5-1 trading plans, please contact the Company’s legal department or the Company’s stock plan administrator.

Offer to Exchange – Conditions of this Exchange Offer

Section 6 of the Offer to Exchange, entitled “Conditions of This Exchange Offer,” is amended and restated as follows:

Section 6. Conditions of This Exchange Offer

Notwithstanding any other provision of the Offer to Exchange, we will not be required to accept any Eligible Options elected for exchange, and we may terminate or amend this Exchange Offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the Expiration Time, any of the following events has occurred, or if we have determined, in our reasonable judgment, that any of the following events has occurred:

●	There shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Exchange Offer or the acquisition of some or all of the options exchanged in this Offer to Exchange

●	There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer to Exchange or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

●	make the acceptance of any election to exchange illegal or otherwise restrict or prohibit consummation of this Offer to Exchange;

●	delay or restrict our ability, or render us unable, to accept any election to exchange; or

●	materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company

●	The declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory

●	Any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States

●	Any increase or decrease of more than 33% in the market price of the Company’s Class A Shares from $13.22, the closing price on Nasdaq of the Company’s Class A Shares on March 1, 2024, the trading date immediately preceding the commencement of this Exchange Offer

●	Any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of the Company or on the trading in Company Class A Shares

●	In the case of any of the foregoing existing at the time of the commencement of this Exchange Offer, a material acceleration or worsening thereof

●	Any extraordinary or material adverse change in United States financial markets generally, including, but not limited to, any decline in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the S&P 500® Composite Index by an amount in excess of 10% measured during any time period after the close of business on the commencement of this Exchange Offer

●	A change of control transaction involving the Company, such as a merger or other acquisition, has been announced or proposed

●	A tender or exchange offer with respect to some or all of the Company Class A Shares, or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

●	any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of Company common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of Company common stock, other than any such person, entity or group that has filed a Schedule 13D with the SEC on or before the commencement of this Exchange Offer;

●	any such person, entity or group that has filed a Schedule 13D with the SEC on or before the commencement of this Exchange Offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Class A Shares; or

●	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of the assets or securities of the Company.

●	Any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of the Company that, in our reasonable judgment, is or may have a material adverse effect on the Company.

The conditions to this Exchange Offer are for the Company’s benefit. We may assert them prior to the Expiration Time regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive the conditions, in whole or in part, at any time and from time to time prior to the Expiration Time (with any such waiver to be applied consistently among all Eligible Employees), whether or not we waive any other condition to the Exchange Offer. Promptly upon becoming aware of the occurrence of an event described in this Section 6, we will notify Eligible Employees of the occurrence of such event and whether or not we are electing to waive the corresponding condition in accordance with this Section 6. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

Offer to Exchange – Miscellaneous

The first paragraph of Section 17 of the Offer to Exchange, entitled “Miscellaneous,” is amended and restated as follows:

Section 17. Miscellaneous

We are not aware of any jurisdiction where the making of this Exchange Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of this Exchange Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with such law, this Offer will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in such jurisdiction. Notwithstanding the foregoing, validly tendered Eligible Options will be accepted from all Eligible Employees where it is consistent with applicable law to do so, regardless of where such Eligible Employee is located.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2024	By:	/s/ Paul W. Orban
Paul W. Orban
EVP, Chief Financial Officer, DISH and Principal Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange Eligible Options, dated March 4, 2024
(a)(1)(ii)*	E-mail dated March 4, 2024, Announcing the Commencement of the Exchange Offer
(a)(1)(iii)*	E-mail dated March 4, 2024, Providing the Link to the Exchange Offer Election Form on the Option Exchange Portal
(a)(1)(iv)*	Exchange Offer Election Form
(a)(1)(v)*	Form of Election Confirmation E-mail to Eligible Employees Who Properly Submit an Exchange Offer Election Form
(a)(1)(vi)*	Form of Reminder E-mail to Eligible Employees Regarding the Exchange Offer
(a)(1)(vii)*	Form of E-mail Rejecting Election Submitted After Expiration Time
(a)(1)(viii)*	Form of E-mail Regarding Exchange Offer Reminder (or Exchange Offer, Election Form Acceptance)
(a)(1)(ix)*	Annual Report of EchoStar Corporation for the fiscal year ended December 31, 2023 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on February 29, 2024, Commission File No. 001-33807)
(a)(1)(x)*	Form of Stock Option Agreement for New Options Issued in Exchange for Vested Eligible Options and Unvested Time-Based Eligible Options
(a)(1)(xi)*	Form of Stock Option Agreement for New Options Issued in Exchange for 2022 Incentive Plan Options
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)*	EchoStar Corporation 2017 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of EchoStar Corporation filed with the Securities and Exchange Commission on March 23, 2017, Commission File No. 001-33807)
(d)(2)*	Amended and Restated EchoStar Corporation 2008 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of EchoStar Corporation filed with the Securities and Exchange Commission on March 19, 2019, Commission File No. 000-26176)
(d)(3)*	EchoStar Corporation Form of Stock Option Agreement for Eligible Options (see Exhibit (a)(1)(x))
(d)(4)*	DISH Network Corporation 2019 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of DISH Network Corporation filed on March 19, 2019, Commission File No. 000-26176)

(d)(5)*	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Schedule 14A of DISH Network Corporation filed on March 31, 2009, Commission File No. 000-26176)
(d)(6)*	DISH Network Corporation Form of Stock Option Agreement for Eligible Time-Based Options (see Exhibit (a)(1)(x))
(d)(7)*	DISH Network Corporation Form of Stock Option Agreement for Eligible 2019 LTIP Options (see Exhibit (a)(1)(x))
(d)(8)*	DISH Network Corporation Form of Stock Option Agreement for Eligible DISH 2022 Incentive Plan Options (see Exhibit (a)(1)(xi))
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

* Previously filed with the Tender Offer Statement on Schedule TO on March 4, 2024